--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)
                      -----------------------------------
                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
   INTERBREW S.A.          SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  VAARTSTRAAT 94/4            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                        B-1050
(011)(32) 16 315 870       (011) (44) 20 7959-8900              BRUXELLES
                                                                 BELGIUM
                                                          (011) (32) 2 543 70 80


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                                  MARCH 3, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

                                                                               2
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               3
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

                                                                               4
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               5
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------

                                                                               6
CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN SCA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7      Sole Voting Power
              Shares                        0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1,2)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES (1,2)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
----------------------
1 On March 3, 2004, the Stichting Interbrew (the "Stichting"), Eugenie Patri Sebastien SCA ("EPS"), and Interbrew S.A. ("Interbrew") entered into a Contribution and Subscription Agreement with S-Braco Participacoes S.A., Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A., BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") (the "Contribution and Subscription Agreement") with respect to the contribution of 8,253,913,260 shares of AmBev common stock, representing all of the issued and outstanding shares of AmBev common stock beneficially owned by the SB Group Companies, to Interbrew and the subscription by the SB Group Companies to 141,712,000 ordinary shares of Interbrew (the "CSA Transactions"). In connection with the Contribution and Subscription Agreement, on March 2, 2004, (i) BRC, EPS, Rayvax Societe d' Investissements SA and the Stichting entered into a shareholders agreement in respect of their interests in Interbrew, which will become effective upon the closing of the CSA Transactions and (ii) the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, ECAP and Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, Marcel Herrmann Telles and Interbrew S.A., as intervening parties, executed the first amendment to the shareholders agreement, dated July 1, 1999, among the Fundacao, Braco and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, which will become effective upon closing of the CSA Transactions. See Items 2, 3, 4 and 6.

2 All of the subject shares, may be deemed to be owned beneficially, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the "Exchange Act"), by Interbrew, the Stichting and EPS by virtue of the execution of the Contribution and Subscription Agreement and Lock-up Agreement dated March 2, 2004 among Messrs. Lemann, Telles and Sicupira and the potential shared dispositive and voting power resulting therefrom. The filing of this statement on Schedule 13D shall not be construed as an admission by Interbrew, the Stichting or EPS, for the purposes of Section 13(d) of the Exchange Act, that they are the beneficial owners of the subject shares.

                                                                               7
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      77.08%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

                                                                               8
ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (b), (c) and (f). This Schedule 13D is being filed by (i) Interbrew S.A., a corporation (societe anonyme) incorporated under the laws of the Kingdom of Belgium ("Interbrew"), (ii) Stichting Interbrew, a foundation incorporated under the laws of the Netherlands (the "Stichting"), and (iii) Eugenie Patri Sebastien SCA, a corporation (societe en commandite par actions) incorporated under the Laws of Luxembourg ("EPS").

         Interbrew is a corporation that is primarily engaged in the brewing business in markets around the world. The address of Interbrew's principal office (where Interbrew carries out its principal business) is Vaartstraat 94, B-3000 Leuven, Belgium. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Interbrew and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Schedule 13D.

         The Stichting is a foundation, substantially all the assets of which, as of March 2, 2004 were 275,056,026 ordinary shares of Interbrew (the "Interbrew Shares"), representing approximately 63.70% of the outstanding
Interbrew Shares. The Stichting was organized on October 19, 2000 at the initiative of the families of the founders of Interbrew, the late Roger de Spoelberch, Olivier de Spoelberch, Guillaume de Spoelberch, Genevieve de Pret Roose de Calesberg, Gustave de Mevius, Elisabeth de Haas Teichen, Marthe Van der Straten Ponthos and Albert Van Damme (the "Belgian Founders"). On October 23, 2000, members of these families (acting directly or through related legal entities) transferred most of their Interbrew Shares to the Stichting in exchange for Stichting certificates ("Certificates") entitling their holders to claim from the Stichting the payment of any dividends and other amounts paid or distributed by Interbrew to the holders of the Interbrew Shares. As a result of the certification, the holders of Certificates have transferred to the Stichting all other rights attached to the Interbrew Shares, including voting rights, which the Stichting, upon a decision of its Board of Directors, can exercise at its sole discretion. The address of the Stichting's principal office (where the Stichting carries out its principal business) is Zeemanstraat 13, 3016 CN Rotterdam, The Netherlands. The name, citizenship, business address and present principal occupation or employment of each of the members of the Stichting's Board of Directors and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-2 to this Schedule 13D.

                                                                               9
         EPS is a company established for the purpose of investing in and holding Certificates and Interbrew Shares. The address of EPS's principal offices (where EPS carries out its principal business) is 398 route d'Esch, L-1471 Luxembourg. The name, citizenship and business address of each of the companies acting as managers of EPS are set forth in Annex A-3 to this Schedule 13D.

         Interbrew, the Stichting and EPS are sometimes referred to herein as the "Reporting Persons". Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the AmBev Common Shares.

         (d), (e). During the last five years, none of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any executive officer, director or member, as applicable, of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 3, 2004, the Stichting, EPS and Interbrew entered into a Contribution and Subscription Agreement (the "Contribution and Subscription Agreement") with S-Braco Participacoes S.A. ("S-Braco"), Rougeval Limited, Tinsel Investments Inc., Empresa de Administracao e Participacoes S.A. ("ECAP"), Braco S.A. ("Braco"), Braco Management Inc., Tinsel Participacoes Ltda., Tinsel Investments S.A. ("Tinsel Lux"), BRC S.A. ("BRC") and Bracopar S.A. (collectively, the "SB Group Companies") with respect to the contribution of
8,253,913,260 AmBev Common Shares, representing all of the issued and outstanding AmBev Common Shares beneficially owned by the SB Group Companies to Interbrew and the subscription by the SB Group Companies of 141,712,000
Interbrew Shares. On the same date, Interbrew, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of Interbrew, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada and an indirect wholly owned subsidiary of Interbrew ("Labatt"), entered into an Incorporacao Agreement (the "Incorporacao Agreement") with AmBev pursuant to which, at the closing of the transactions contemplated by the Incorporacao Agreement, Mergeco, which will own Labatt as of such time, will be merged into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao"), and Interbrew, as the sole shareholder of Mergeco, will receive 9,532,468,614 newly issued AmBev Common Shares and 13,812,648,539 newly issued preferred shares of AmBev (the "New AmBev Shares"), subject to reduction in certain circumstances.

         The Contribution and Subscription Agreement and the Incorporacao Agreement are attached as Exhibits to this Schedule 13D and are hereby incorporated by reference herein and this Item 3 is qualified in its entirety by reference thereto.

                                                                              10
ITEM 4.  PURPOSE OF TRANSACTION.

         (a), (b), (d), (e), (f) and (g). On March 3, 2004, the Stichting, EPS, and Interbrew entered into the Contribution and Subscription Agreement with the SB Group Companies. On the same date, Interbrew, Mergeco and Labatt entered into the Incorporacao Agreement with AmBev.

         (a) Pursuant to the Contribution and Subscription Agreement, the SB Group Companies will reorganize their direct and indirect holdings of AmBev Common Shares such that, upon closing of the transactions contemplated by the Contribution and Subscription Agreement (the "CSA Transactions"), an SB Group Company (BRC) will contribute to Interbrew 100% of the capital stock of Tinsel Lux that will indirectly own (i) all of the AmBev Common Shares currently held directly or indirectly by S-Braco and Braco (other than any such AmBev Common Shares held by ECAP), namely 4,214,345,035 AmBev Common Shares and (ii) approximately 98.64% of the capital stock of ECAP, which owns directly 4,039,568,225 AmBev Common Shares.[1] In exchange for the contribution to Interbrew of 100% of the capital stock of Tinsel Lux and 98.64% of the capital stock of ECAP, Interbrew will issue to BRC 141,712,000 Interbrew Shares. The closing of the CSA Transactions is subject to the satisfaction of various conditions, including the approval of the applicable antitrust authorities and the closing of the transactions contemplated by the Incorporacao Agreement. The Contribution and Subscription Agreement can be terminated by mutual consent of the SB Group Companies and Interbrew, or by either the SB Group Companies or Interbrew if, prior to closing of the CSA Transactions, the Incorporacao Agreement is terminated in accordance with its terms.

         Upon closing of the CSA Transactions, the Stichting and EPS may be deemed to beneficially own all of the AmBev Common Shares that will be beneficially owned by Interbrew.

         Pursuant to the Contribution and Subscription Agreement, each party thereto has agreed to a "no solicitation" provision which will remain in effect until the closing of the CSA Transactions or, if the closing of the CSA Transactions does not occur and the agreement is terminated, for two years following the date of termination. The "no solicitation" provision generally restricts the right of any of the SB Group Companies, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, to attempt to acquire control over one another without the prior written consent of the board of directors of the "target" party, and restricts the ability of each party to solicit or enter into agreements that would enable a third party to acquire control over it.

         In addition, pursuant to the Contribution and Subscription Agreement, the SB Group Companies have agreed not to transfer, directly or indirectly, any shares or interests in any SB Group Company or any shares or interests in AmBev. Similarly, EPS and the Stichting have agreed not to transfer, directly or indirectly, 252,000,000 Interbrew Shares (including any Stichting Certificates representing the 252,000,000 Interbrew Shares and any other interests in the 252,000,000 Interbrew Shares). These restrictions on transfer will terminate upon the closing of the CSA Transactions, or, if the

----------------------
         1 Based upon publicly available information included in the Amendment to Schedule 13D filed by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, Braco, ECAP, S-Braco, Mr. Lemann, Mr. Sicupira and Mr. Telles on March 8, 2004.

                                                                              11
closing  does  not  occur,   upon  the  termination  of  the   Contribution  and
Subscription Agreement in accordance with its terms.

         The Contribution and Subscription Agreement also contains certain restrictions on the business and activities of the SB Group Companies and AmBev, on the one hand, and Interbrew, EPS and the Stichting, on the other hand, until the closing of the CSA Transactions. In general, these restrictions obligate the parties to conduct their respective businesses in the ordinary course consistent with past practice and impose certain limitations on Interbrew and AmBev with respect to, among other things, the incurrence of debt beyond a specified amount, significant acquisitions or dispositions, and issuances of stock.

         The Contribution and Subscription Agreement contemplates that, as required by Brazilian law, Interbrew will make a mandatory tender offer ("MTO") following the closing of the CSA Transactions for all AmBev Common Shares not owned by the parties to the First Amendment to the AmBev Shareholders Agreement (as described below). As required by Brazilian law, the price to be paid by Interbrew for each AmBev Common Share pursuant to the MTO will be an amount equal to 80% of the per share consideration received by the SB Group Companies in respect of the contribution of the AmBev Common Shares to Interbrew pursuant to the Contribution and Subscription Agreement.

         Upon completion of the MTO, the Stichting and EPS may be deemed to beneficially own all of the AmBev Common Shares that will be beneficially owned by Interbrew as a result of the MTO.

         (a), (d). On July 1, 1999, the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), Braco, and ECAP, as well as AmBev and Messrs. Lemann, Telles and Sicupira, as intervening parties, entered into a shareholders agreement (the "Original AmBev Shareholders' Agreement") with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the Original AmBev Shareholders' Agreement, the parties agreed that each of the Fundacao, Braco and ECAP would have proportional representation on the Board of Directors of AmBev and its subsidiaries. On other matters submitted to a vote of the shareholders, the parties agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they failed to reach a consensus, the parties agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters would require unanimity. In connection with the Contribution and Subscription Agreement, on March 2, 2004, the Fundacao, Braco, ECAP (the "Shareholders") and Mr. Lemann, Mr. Sicupira, Mr. Telles and Interbrew S.A., as intervening parties, executed the first amendment to the AmBev Shareholders' Agreement (the "First Amendment to the AmBev Shareholders' Agreement") to, among other things, (i) provide that each of the Shareholders may appoint two observers to the meetings of the board of directors of AmBev, without a right to vote; (ii) create a financial committee and an audit committee, (iii) provide that Braco and ECAP shall have the right to elect, from among the directors they are entitled to appoint, one effective member and the respective alternate appointed by Interbrew and (iv) provide for a lock-up agreement contemplating certain transfer restrictions on the transfer by any Shareholder of its AmBev Common Shares (such transfer restrictions to be binding for so long as the First Amendment to the AmBev

Shareholders' Agreement remains in effect). Upon closing of the CSA Transactions, Interbrew and, indirectly, the Stichting and EPS, will become the holders of 98.64% of the capital stock of ECAP, giving Interbrew, the Stichting and EPS shared voting power over the 3,794,204,726 AmBev Common Shares held by the Fundacao. The First Amendment to the AmBev Shareholders' Agreement is attached as an Exhibit to this Schedule 13D and is hereby incorporated by reference herein and the description of the First Amendment to the AmBev Shareholders' Agreement contained in this Schedule 13D is qualified in its entirety by reference thereto.

         (b) In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, Rayvax Societe d' Investissements SA ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders Agreement") that will become effective upon the closing of the CSA Transactions. The Interbrew Shareholders Agreement provides for BRC and EPS to hold their interests in Interbrew through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and Interbrew as well as the transfers of interests in Interbrew. In addition, the Interbrew Shareholders Agreement provides that Rayvax will cause its affiliates to contribute 60,000,000 of their Certificates to EPS prior to the closing of the CSA Transactions. Upon the closing of the CSA Transactions, amendments to the Conditions of Administration of the Stichting will take effect. The Conditions of Administration will provide that the Certificates previously issued by the Stichting will be cancelled. Upon cancellation of the Certificates, 95,056,026 Interbrew Shares will be transferred to EPS or to the descendants of the Belgian Founders. The Stichting will retain 180,000,000 Interbrew Shares held by EPS and issue 180,000,000 Class A Certificates to EPS. BRC will transfer 141,712,000 shares of Interbrew to the Stichting and the Stichting will issue 141,712,000 Class B Certificates in exchange for such shares. The 321,712,000 Interbrew Shares anticipated to be held by the Stichting upon the closing of the CSA Transactions will represent approximately 56% of all issued and outstanding Interbrew Shares at that time.

         Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS will jointly and equally exercise control over the Stichting and the Interbrew Shares held by the Stichting. Among other things, BRC and EPS have agreed that the Stichting will be managed by an eight-member board of directors and that they each will have the right to appoint four directors to the Stichting's Board of Directors. At least seven of the eight Stichting directors must be present in order to constitute a quorum, and any action to be taken by the Stichting's Board of Directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Interbrew Shares it will hold, including how the Stichting's Interbrew Shares will be voted at all general and extraordinary shareholder meetings of Interbrew, will be made by the Stichting's Board of Directors. In addition, the Interbrew Shareholders Agreement will provide that the board of directors of Interbrew will have between twelve and fourteen members, four of which will be nominated by EPS, four of which will be nominated by BRC and four to six of which will be independent directors nominated by the Stichting's Board of Directors.

                                                                              13
         The Interbrew Shareholders Agreement will require the Stichting's Board of Directors to meet prior to each shareholder meeting of Interbrew to determine how the Stichting's Interbrew Shares will be voted. In addition, the Interbrew Shareholders Agreement provides that the representatives of the Stichting will vote jointly at an Interbrew shareholders' meeting to amend Interbrew's by-laws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting Interbrew, including issuances of stock, mergers, large acquisitions and dispositions and changes in Interbrew's dividend policy. The Stichting representatives will also vote to amend Interbrew's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of Interbrew's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

         The Interbrew Shareholders Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting Certificates or the dissenting party must sell its Stichting Certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS before March 2, 2010 and will also impose a 360 day "cooling off" period before the procedure may be exercised following any deadlock.

         The Interbrew Shareholders Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting Certificates (and consequently their Interbrew Shares held through the Stichting). EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Stichting Certificates (representing 180,000,000 Interbrew Shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Stichting Certificates (representing 141,712,000 Interbrew Shares). In addition, the Interbrew Shareholders Agreement will require EPS and its permitted transferees under the Interbrew Shareholders Agreement whose Interbrew Shares are not held through the Stichting to vote their Interbrew Shares in the same manner as the Interbrew Shares held by the Stichting and will restrict such holders' ability to transfer their Interbrew Shares in a manner that would disrupt the orderly trading of the Interbrew Shares. In addition, under the Interbrew Shareholders Agreement, EPS and BRC agree not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

         The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the CSA Transactions. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (its Conditions of Administration and By-Laws) and Interbrew's by-laws, which reflect and implement the

                                                                              14
agreements contained in the Interbrew Shareholders Agreement, will take effect upon the closing of the CSA Transactions.

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, Interbrew, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles entered into a lock-up agreement whereby Mr. Lemann, Mr. Sicupira and Mr. Telles have agreed not to transfer, directly or indirectly, or consent to or permit any transfer of, any AmBev shares held directly or indirectly by them to any person, and to vote and cause any entities they control that hold AmBev Common Shares to vote in favor of the CSA Transactions and the other transactions contemplated by the CSA, including the Incorporacao and the Incorporacao Agreement, at any AmBev shareholders meeting where these items are on the agenda. The transfer restrictions in the lock-up agreement expire on the earliest of (i) the closing of the Contribution and Subscription Agreement, (ii) the date of termination of the CSA Transactions and (iii) June 30, 2005. The voting restrictions in the lock-up agreement terminate on the earlier of (i) the closing of the CSA Transactions and (ii) the date of termination of the Contribution and Subscription Agreement.

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 Interbrew Shares that are not held by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates for the benefit of BRC and Interbrew that, beginning July 1, 2005, they will effect any sales of Interbrew Shares not required to be held by the Stichting pursuant to Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the Interbrew Shares. In connection with the Contribution and Subscription Agreement, on March 2, 2004, five members of the Belgian families holding the Certificates signed a letter addressed to Mr. Lemann, Mr. Sicupira and Mr. Telles confirming that all of the outstanding Certificates are owned or controlled by members of such families and that, until the closing of the CSA Transactions, at least 252,000,000 Certificates will remain owned or controlled by members of such families.

         (b), (e). Pursuant to the Incorporacao Agreement and immediately after the consummation of the CSA Transactions, Mergeco, which will own Labatt as of such time, will be merged into AmBev by means of an Incorporacao under Brazilian law (the "Incorporacao"), and Interbrew, as the sole shareholder of Mergeco, will receive 9,532,468,614 newly issued AmBev Common Shares and 13,812,648,539 newly issued preferred shares of AmBev (the "New AmBev Shares"), subject to reduction, as described below. Prior to the closing of the Incorporacao, Interbrew will cause Labatt and its subsidiaries to undertake a restructuring (the "Restructuring") to transfer certain businesses held by Labatt and its subsidiaries that are not being acquired by AmBev to other affiliates of Interbrew. As a result of the Restructuring, prior to the closing of the Incorporacao, Mergeco will own, in effect, directly or indirectly, all of the issued and outstanding shares of Labatt Holding B.V., a corporation organized under the laws of the Netherlands ("Labatt Holdco"), and Labatt Holdco will own all the capital stock of Labatt. After the consummation of the Incorporacao, AmBev will own 100% of the capital stock of Labatt Holdco, and indirectly, of Labatt.

                                                                              15
         Labatt  and  Interbrew  will be  permitted,  until the  closing  of the
Incorporacao, to negotiate with Fomento Economico Mexicano, S.A. de C.V., a societeta anonima de capital variable ("FEMSA"), or any of its subsidiaries (i) to sell Labatt's approximately 30% equity interest (the "FEMSA Cerveza Interest") in FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza") to FEMSA, (ii) repurchase the approximately 30% minority interest in LF Holdings I L.L.C., a Delaware limited liability company, and LF Holdings II L.L.C., a Delaware limited liability company (collectively, "Labatt USA") held by FEMSA and (iii) to terminate, amend or restate certain related distribution agreements between FEMSA Cerveza and Labatt USA.

         In the event that the transfer of the FEMSA Cerveza Interest to FEMSA is consummated, or such interest is distributed or transferred to Interbrew or a subsidiary of Interbrew other than Labatt or any of the Labatt subsidiaries being acquired by AmBev, at or prior to the closing of the Incorporacao, the number of New AmBev Shares to be issued in the Incorporacao to Interbrew (or its subsidiaries) shall be adjusted by (x) reducing the number of AmBev Common Shares to be issued pursuant to the Incorporacao by 1,666,286,732 to 7,866,181,882 and (y) reducing the number of preferred shares of AmBev to be issued pursuant to the Incorporacao by 2,414,467,220 to 11,398,181,319.

         If a transfer of the FEMSA Cerveza Interest is not consummated prior to the closing, the amount of consideration paid by AmBev in respect of the FEMSA Cerveza Interest and Labatt USA may be subject to a cash adjustment under certain circumstances following the closing of the Incorporacao.

         Pursuant to the Incorporacao Agreement, AmBev has generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the Incorporacao Agreement, not to, directly or indirectly, (i) acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any equity securities or securities convertible into equity securities of Interbrew or any of its affiliates or subsidiaries, (ii) propose to enter into, directly or indirectly, any merger or business combination involving Interbrew or any of its subsidiaries, (iii) otherwise seek to influence or control, in any manner whatsoever (including proxy solicitation or otherwise), the management or policies of Interbrew or any of its subsidiaries, (iv) solicit, initiate or encourage any proposal for an amalgamation, a merger or other business combination, sale of securities, sale of substantial assets, joint venture, or similar transaction involving AmBev (an "AmBev Bid"), (v) enter into any agreement with respect to any AmBev Bid, (vi) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any AmBev Bid, (vii) assist, advise or encourage (including by knowingly providing or arranging financing for that purpose) any other person in doing any of the foregoing, or (vii) disclose any intention or plan inconsistent with the foregoing.

         Each of Interbrew and Labatt have generally agreed, until the closing date, or, if the closing does not occur, the second anniversary after the termination of the Incorporacao Agreement, not to, directly or indirectly (i) solicit, initiate or encourage any proposal for an amalgamation, merger or other business combination, sale of securities, sale of substantial assets, joint venture or similar transaction involving Labatt or any of its subsidiaries (an "Other Labatt Bid"), (ii) enter into any agreement with respect to any Other Labatt Bid, (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Other Labatt Bid or (iv) disclose any intention or plan inconsistent with the foregoing. In addition, pursuant to the Incorporacao Agreement, Interbrew has agreed not to transfer any of the capital stock of Labatt or any interest therein, or enter into any contract, option or other arrangement with respect to the transfer (including any profit sharing or other derivative arrangement) of any of the capital stock of Labatt or any interest therein, except in compliance with the provisions of the Incorporacao Agreement.

         (d), (e). The present capitalization of AmBev will be altered by the issuance by AmBev of the AmBev Shares upon the merger of Mergeco with and into AmBev, as provided in the Incorporacao Agreement. Furthermore, the First Amendment to the AmBev Shareholders' Agreement provides for, among other things, the amendment of the AmBev by-laws to increase the mandatory minimum dividend to 35%. The Contribution and Subscription Agreement provides that the AmBev by-laws will also be amended to provide for the appointment of two co-chief executive officers of AmBev.

         On March 12, 2004, Wisdom Import Sales Company, L.L.C. ("Wisdom"), a wholly-owned subsidiary of FEMSA Cerveza, filed a complaint in the United States District Court for the Southern District of New York naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants (the "Wisdom Complaint") alleging that certain of the transactions pursuant to the Contribution and Subscription Agreement and Incorporacao Agreement violate certain rights held by Wisdom in connection with a joint venture among Wisdom and certain of the parties named as defendants. The Wisdom Complaint seeks injunctive relief and damages, which are not specified but are alleged to exceed $75,000. No judgment has been entered in connection with the complaint. The Wisdom Complaint is attached to this Schedule 13D as an exhibit.

         The Contribution and Subscription Agreement, the Incorporacao Agreement, the Original AmBev Shareholders' Agreement, the First Amendment to the AmBev Shareholders' Agreement, the Interbrew Shareholders Agreement, the Lock-up Agreement among the AmBev shareholders and the Lock-up Agreement between EPS and BRC are attached as Exhibits to this Schedule 13D and are hereby incorporated by reference herein and this Item 4 is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

         To the knowledge of each of the Reporting Persons, none of the persons listed in Annexes A-1, A-2 or A-3, as applicable, hereto own any AmBev Common Shares other than as described in this Schedule 13D.

         (c) There were no transactions in the AmBev Common Shares that were effected during the past sixty days by the Reporting Persons, or, to the knowledge of the

Reporting Persons, by any executive officer, director or member, as applicable, of the Reporting Persons other than those described in Item 3 above.

         (d) Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by the Reporting Persons.

         (e) Not applicable.

         The Contribution and Subscription Agreement, the Incorporacao Agreement, the Original AmBev Shareholders' Agreement, the First Amendment to the AmBev Shareholders' Agreement, the Interbrew Shareholders Agreement, the Lock-up Agreement among the AmBev shareholders and the Lock-up Agreement between EPS and BRC are attached as Exhibits to this Schedule 13D and are hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) Upon closing of the CSA Transactions, amendments to the Conditions of Administration of the Stichting will take effect. The Conditions of Administration will provide that the Certificates previously issued by the Stichting will be cancelled. Upon cancellation of the Certificates, 95,056,026 Interbrew Shares will be transferred to EPS or to the descendants of the Belgian Founders. The Stichting will retain 180,000,000 Interbrew Shares held by EPS and issue 180,000,000 Class A Certificates to EPS. BRC will transfer 141,712,000 shares of Interbrew to the Stichting and the Stichting will issue 141,712,000 Class B Certificates in exchange for such shares.

         Any further issuance of Certificates by the Stichting, the admission of another industrial or financial partner as a participant in the Stichting through certification of the shares it would acquire in Interbrew and amendments to the By-laws or the Conditions of Administration will require approval of no less than 85% of the Stichting's Board of Directors.

         The Conditions of Administration further codifies the terms set forth in the Interbrew Shareholders Agreement.

         (b) Upon closing of the CSA Transactions, amendments to the By-laws of the Stichting will take effect. The amended By-laws codify the agreed upon terms provided in the Interbrew Shareholders Agreement, as described above.

         Other than as described in this Schedule 13D, and to the knowledge of each of the Reporting Persons with regard to the persons listed in Annexes A-1 through A-3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

         The  information  contained  in Item 4 above and the  Contribution  and
Subscription Agreement, the Incorporacao Agreement, the Original AmBev Shareholders' Agreement, the First Amendment to the AmBev Shareholders' Agreement, the Interbrew Shareholders Agreement, the Lock-up Agreement among the AmBev shareholders and the Lock-up Agreement between EPS and BRC which are attached as Exhibits to this Schedule 13D are hereby incorporated by reference herein and this Item 6 is qualified in its entirety by reference thereto.

                                                                              19
Item 7.     Material to Be Filed as Exhibits.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and Interbrew.

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, Interbrew, Mergeco and Labatt.

2.3            Lock-up Agreement dated March 2, 2004 among EPS and BRC.

2.4            Lock-up Agreement dated March 2, 2004 among Interbrew, Mr.
               Lemann, Mr. Sicupira and Mr. Telles.

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting.

2.6 Shareholders' Agreement of AmBev, executed on July 1, 1999, between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to
               Schedule 13D relating to AmBev, filed on October 27, 2000 by the Fundacao, Braco and ECAP).

2.7            First Amendment to the AmBev Shareholders' Agreement.

2.8            Form of Amended Interbrew By-laws.

2.9            Form of Amended Stichting By-laws.

2.10           Form of Stichting Conditions of Administration.

2.11           Joint Filing Agreement pursuant to Rule 13d-1(k).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles.

2.13 Complaint, dated March 12, 2004, filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants.

                                    ANNEX A-1

                  EXECUTIVE OFFICERS AND DIRECTORS OF INTERBREW

------------------------------------------------------------------------------------------------------
       NAME          CITIZENSHIP         BUSINESS ADDRESS                  PRESENT PRINCIPAL
                                                                               OCCUPATION
                                                                             OR EMPLOYMENT
------------------------------------------------------------------------------------------------------
Pierre Jean         United States   Vaartstraat 94, B-3000      Chairman of Interbrew
Everaert                            Leuven, Belgium
------------------------------------------------------------------------------------------------------
Charles             Belgian         Voordestraat 50, 1851       Director of Interbrew
Adriaenssen                         Humbeek, Belgium
------------------------------------------------------------------------------------------------------
Allan Chapin        United States   599 Lexington Avenue, New   Partner of Compass Advisors, LLP
                                    York, NY 10022
------------------------------------------------------------------------------------------------------
Peter Harf          German          Ludwig-Bertram-Str. 8+10;   Chairman and Chief Executive Officer of
                                    D-67059, Ludwigshafen,      Joh. A. Benckiser GmbH
                                    Germany
------------------------------------------------------------------------------------------------------
Frederic de         Belgian         Place Flagev 18, 1050       Managing Director of Verlinvest
Mevius                              Brussels, Belgium
------------------------------------------------------------------------------------------------------
Arnoud de Pret      Belgian         Rue du Loutrier 65, 1170    Financial Consultant of Multifin
Roose de Calesberg                  Brussels, Belgium
------------------------------------------------------------------------------------------------------
Philippe de         Belgian         Vaartstraat 94, B-3000      Director of Interbrew
Spoelberch                          Leuven, Belgium
------------------------------------------------------------------------------------------------------
Jean-Luc Dehaene    Belgian         Berkendallaan 52, 1800      Mayor of Vilvoorde, Belgium
                                    Vilvoorde, Belgium
------------------------------------------------------------------------------------------------------
Bernard Hanon       French          Rue de l'Universite 16,     Manager of Hanon Associates (Paris)
                                    75007 Paris, France
------------------------------------------------------------------------------------------------------
Kees Storm          Dutch           Vondellaan 24, 2111 CP      Chairman of the Supervisory Boards of
                                    Amsterdam, Netherlands      Wessanen NV and Laurus NV
------------------------------------------------------------------------------------------------------
Alexandre Van       Belgian         Vaartstraat 94, B-3000      Director of Interbrew
Damme                               Leuven, Belgium
------------------------------------------------------------------------------------------------------
Remmert Laan        Dutch           121, Boulevard Haussmann,   Senior Advisor of Lazard Freres (Paris)
                                    75382 Paris, France
------------------------------------------------------------------------------------------------------
John Brock          United States   Vaartstraat 94, B-3000      Chief Executive Officer of Interbrew
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------
Stefan              Belgian         9 West Broad Street         Zone President US-Latin America at
Descheemaeker                       Stamford, CT 06902          Interbrew
------------------------------------------------------------------------------------------------------
Jerry Fowden        United Kingdom  Vaartstraat 94, B-3000      Zone President Europe at Interbrew
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------
Stewart Gilliland   United Kingdom  Labatt House, 207 Queen's   Zone President Canada at Interbrew
                                    Quay West, Suite 299
                                    Toronto, ON M5JIA7
                                    Canada
------------------------------------------------------------------------------------------------------
Francois Jaclot     French          Vaartstraat 94, B-3000      Chief Financial Officer of Interbrew
                                    Leuven, Belgium
------------------------------------------------------------------------------------------------------
Patrice Thys        Belgian         Suite 2504-06, 25th Floor   Zone President Asia of Interbrew
                                    Asia Pacific Finance Tower
                                    3 Garden Road Central
                                    Hong Kong
------------------------------------------------------------------------------------------------------
Peter Vrijsen       Dutch           Vaartstraat 94, B-3000      Chief Human Resources Officer of
                                    Leuven, Belgium             Interbrew
------------------------------------------------------------------------------------------------------


                                    ANNEX A-2

                        DIRECTORS OF THE STICHTING BOARD

------------------------------------------------------------------------------------------------------
         NAME            CITIZENSHIP            BUSINESS ADDRESS                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
                                                                                   OR EMPLOYMENT
------------------------------------------------------------------------------------------------------
Andre Weckx         Belgian         Vaartstraat 94, B-3000               Chief Technical Officer of
                                    Leuven, Belgium                      Interbrew

------------------------------------------------------------------------------------------------------
Brent Willis        United States   Vaartstraat 94, B-3000               Chief Commercial Officer of
                                    Leuven, Belgium                      Interbrew
------------------------------------------------------------------------------------------------------
Charles Adriaenssen     Belgian     Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                    Belgium
---------------------------------------------------------------------------------------------------
Frederic de Mevius      Belgian     Place Flagev 18, 1050 Brussels,      Managing Director of
                                    Belgium                              Verlinvest
---------------------------------------------------------------------------------------------------
Arnoud de Pret Roose    Belgian     Rue du Loutrier 65, 1170 Brussels,   Financial Consultant of
de Calesberg                        Belgium                              Multifin
---------------------------------------------------------------------------------------------------
Philippe de Spoelberch  Belgian     Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                    Belgium
---------------------------------------------------------------------------------------------------
Alexandre Van Damme     Belgian     Vaartstraat 94, B-3000 Leuven,       Director of Interbrew
                                    Belgium
---------------------------------------------------------------------------------------------------
Remmert Laan            Dutch       121, boulevard Haussmann, 75382      Senior Advisor of Lazard
                                    Paris, France                        Freres (Paris)
---------------------------------------------------------------------------------------------------

                                    ANNEX A-3

                                 MANAGERS OF EPS

--------------------------------------------------------------------------------------
     NAME            CITIZENSHIP                            BUSINESS ADDRESS
--------------------------------------------------------------------------------------
Eugenie SA       Luxembourg company   Boulevard du Prince Henri 9b, L-1724 Luxembourg
--------------------------------------------------------------------------------------
Patri SA         Luxembourg company   Route d'Esch 398, L-1471 Luxembourg
--------------------------------------------------------------------------------------
Sebastien SARL   Luxembourg company   Route d'Esch 398, L-1471 Luxembourg
--------------------------------------------------------------------------------------

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2004

                                   INTERBREW S.A.

                                   by /s/ Philippe de Spoelberch
                                      -----------------------------------
                                   Name:  Philippe de Spoelberch
                                   Title: Director


                                   by /s/ Pierre J. Everaert
                                      -----------------------------------
                                   Name:  Pierre J. Everaert
                                   Title: Chairman

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2004

                                   Stichting Administratiekantoor Interbrew S.A.

                                   by   /s/ Frederic de Mevius
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Member of the Bureau

                                   by  /s/ Charles Adriaenssen
                                      -----------------------------------
                                   Name:  Charles Adriaenssen
                                   Title: Member of the Bureau

                                   by  /s/ Alexandre Van Damme
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Member of the Bureau

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2004

                                   Eugenie Patri Sebastien SCA

                                   by  /s/ Frederic de Mevius
                                      -----------------------------------
                                   Name:  Frederic de Mevius
                                   Title: Director Eugenie SA


                                   by  /s/ Charles Adriaenssen
                                      -----------------------------------
                                   Name:  Charles Adriaenssen
                                   Title: Director Sebastien Sarl


                                   by  /s/ Alexandre Van Damme
                                      -----------------------------------
                                   Name:  Alexandre Van Damme
                                   Title: Director Patri SA

                                  EXHIBIT INDEX


Exhibit No.     Description                                                Page
-----------     -----------                                                ----

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group
                Companies named therein, the Stichting, EPS and Interbrew.

2.2             Incorporacao Agreement dated March 3, 2004 among
                AmBev, Interbrew, Mergeco and Labatt.

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC.

2.4 Lock-up Agreement dated March 2, 2004 among Interbrew, Mr. Lemann, Mr. Sicupira and Mr. Telles.

2.5             Interbrew Shareholders Agreement dated March 2,
                2004 among BRC, EPS, Rayvax and the Stichting.

2.6             Shareholders' Agreement of AmBev, executed on July
                1, 1999, between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)(incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by the Fundacao, Braco and
                ECAP).

2.7             First Amendment to the AmBev Shareholders Agreement.

2.8             Form of Amended Interbrew By-laws.

2.9             Form of Amended Stichting By-laws.

2.10            Form of Stichting Conditions of Administration.

2.11            Joint Filing Agreement pursuant to Rule 13d-1(k).

2.12            Letter dated March 2, 2004 to Mr. Lemann, Mr.
                Sicupira and Mr. Telles.

2.13 Complaint, dated March 12, 2004, filed by Wisdom Import Sales Company, L.L.C. as plaintiff and naming Labatt, Labatt Holdings, Inc., Labatt USA L.L.C., L.F. Holdings I L.L.C. and Interbrew as defendants.